Exhibit 99.3

KPMG LLP 600 de Maisonneuve Blvd. West Suite 1500 Tour KPMG Montréal (Québec) H3A 0A3	Telephone Fax Internet	(514) 840-2100 (514) 840-2187 www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Canadian National Railway Company:

We consent to the incorporation by reference of our reports, each dated February 1, 2019 with respect to the consolidated balance sheets of Canadian National Railway Company (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2018, which reports appear in the December 31, 2018 annual report on Form 40-F of the Company. We also consent to the incorporation by reference of such reports in the Registration Statements (No. 333-5258, No. 333-131856, No. 333-197799, No. 333-7520 and No. 333-204974) on Form S-8 and in the Registration Statement (No. 333-223014) on Form F-10 of the Company.

February 1, 2019

Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A123145

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss

entity. KPMG Canada provides services to KPMG LLP.